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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                     Amendment No. 1 (Final)
                               to
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   Weirton Steel Corporation
                         (Name of Issuer)

                  Common Stock, $.01 par value
                  (Title of Class of Securities)

                            948774104
                         (CUSIP Number)


                      David P. Levin, Esq.
        Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                        919 Third Avenue
                 New York, New York  10022
                         (212) 715-9100
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notices
                          and Communications)

                        July 14, 1995
               (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this statement:

/__/


                        Page 1 of 13 pages




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                         SCHEDULE 13D
CUSIP No. 948774104                            Page 2 of 13 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN & CO., L.P.

                                                      13-3321472


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                  (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,220,000 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,220,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,220,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                    /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
        PN



PAGE
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                         SCHEDULE 13D
CUSIP No. 948774104                            Page 3 of 13 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN FOCUS FUND L.P.
        13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                  (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           132,500 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             132,500 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     132,500 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                    /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
        PN



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                          SCHEDULE 13D
CUSIP No. 948774104                            Page 4 of 13 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN INTERNATIONAL LIMITED


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                    (b) SEE ITEM
5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        BRITISH VIRGIN ISLANDS

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           422,800 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             422,800 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     422,800 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                 /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
        CO


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                  SCHEDULE 13D
CUSIP No. 948774104                            Page 5 of 13 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN PARTNERS, L.P.
                                                      13-3544838


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                  (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,352,500 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,352,500 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,352,500 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                 /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
        PN

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
                        SCHEDULE 13D
CUSIP No. 948774104                            Page 6 of 13 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN PARTNERS INC.                       13-3537972


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                 (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,775,300 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,775,300 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,775,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
        CO


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
                         SCHEDULE 13D
CUSIP No. 948774104                            Page 7 of 13 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MARK DICKSTEIN


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /_/

                                                   (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

                  7)  SOLE VOTING POWER
                      Not Applicable
     NUMBER
     OF           8)  SHARED VOTING POWER
     SHARES           1,775,300 (See Item 5)
     BENEFICIALLY
     OWNED BY     9)  SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON      10)  SHARED DISPOSITIVE POWER
     WITH             1,775,300 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,775,300 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                   /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
        IN

  Amendment No. 1 (Final Amendment) to Schedule 13D

          This Statement amends the Schedule 13D, dated April 7, 1995 (the "Scheduled 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P. Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Weirton Steel Corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.  Item 3 of the Schedule 13D, Source and Amount of Funds and
    Other Consideration is hereby amended by adding the following paragraph:

          "Since April 7, 1995 (the date the Reporting Persons filed the Schedule 13D) and without giving effect to sales of shares of Common Stock, the Reporting Persons in the aggregate acquired an additional 137,200 shares of Common Stock in the open market. Dickstein & Co. acquired 98,400 of such shares at a total cost of $747,609; Dickstein Focus acquired 12,700 of such shares at a total cost of $96,442; and Dickstein International acquired 21,400 of such shares at a total cost of $169,834. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."




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II.  Items 5(a), 5(c) and 5(e) of the Schedule 13D, Source and
     Amount of Funds and Other Consideration, are hereby amended by adding the following:

          "(a) The Reporting Persons beneficially own an aggregate of 1,775,300 shares of Common Stock, representing approximately 4.2% of the shares of Common Stock. Dickstein & Co., L.P. owns 1,220,000 of such shares, representing approximately 2.9% of the shares outstanding, Dickstein Focus owns 132,500 of such shares, representing approximately 0.3% of such shares, and Dickstein International owns 422,800 of such shares, representing approximately 1.0% of the shares outstanding. The above-mentioned percentages are based upon an aggregate of 42,018,485 shares of Common Stock outstanding as of April 30, 1995, as reported in the Company's Quarterly Report for the quarter ended March 31, 1995.

          Mark Kaufman, a vice president of Dickstein Inc., is the beneficial owner of 5,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. Mr. Kaufman has sole power to vote and dispose of such shares.

          Arthur Wrubel, a vice president of Dickstein Inc., is the beneficial owner of 1,000 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. Mr. Wrubel has sole power to vote and dispose of such shares.

          (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

          (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on July 14, 1995. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Exchange Act, and the Reporting Persons intend not to further amend their report on
Schedule 13D to reflect changes n the facts set forth herein which may occur after the date hereof."


                               -9-







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                            SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 18, 1995

                        DICKSTEIN & CO., L.P.

                        By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc.,
                              the general partner of Dickstein
                              Partners, L.P., the general
                              partner of Dickstein Focus
                              Fund L.P.

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President of
                              Dickstein Partners Inc., the agent
                              of Dickstein International Limited


                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                              Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                            -10-
PAGE
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                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/ Alan Cooper
                         Name:  Alan Cooper

                         /s/ Mark Dickstein
                         Mark Dickstein

                                -11-

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                                           SCHEDULE II

                     TRANSACTIONS IN COMMON
              STOCK OF WEIRTON STEEL CORPORATION


Shares Sold by Dickstein & Co., L.P.

           Number of
           Shares       Price per                      Total
Date       Sold         share      Commission         Proceeds

7/11/95     25,000       7.5000     1,525.00          185,975.00
7/14/95    125,000       6.4940     7,525.00          804,225.00
7/14/95    130,000       6.0678     7,825.00          780,989.00
7/14/95     20,000       5.7500     1,225.00          113,775.00
7/17/95     60,000       6.0625     3,625.00          360,125.10
7/17/95     70,000       6.0955     4,225.00          422,460.00


Shares Sold by Dickstein International, Ltd.

           Number of
           Shares       Price per                      Total
Date       Sold         share      Commission         Proceeds

7/10/95     20,000       7.7500     1,225.00          153,775.00
7/11/95     25,000       7.5000     1,525.00          185,975.00
7/14/95     45,300       6.4940     2,743.00          291,435.20
7/14/95     52,000       6.0678     3,145.00          312,380.60
7/14/95     15,200       5.7500       937.00           86,463.00
7/17/95     40,000       6.0625     2,425.00          240,075.00
7/17/95     70,000       6.0955     4,225.00          422,460.00


Shares Sold by Dickstein Focus Fund L.P

           Number of
           Shares       Price per                      Total
Date       Sold         share      Commission         Proceeds

7/14/95      4,000       6.4940       265.00           25,711.00
7/14/95     18,000       6.0678     1,105.00          108,115.40
7/14/95     10,000       5.7500       625.00           56,875.00
7/17/95     42,000       6.0955     2,545.00          253,466.00




                            -12-

PAGE
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                     TRANSACTIONS IN COMMON
              STOCK OF WEIRTON STEEL CORPORATION


Shares Purchased by Dickstein & Co., L.P.

           Number of
           Shares       Price per                      Total
Date       Bought        share      Commission         Cost

6/5/95      22,500       7.1250     1,375.00          161,687.50
6/7/95      25,900       7.2420     1,579.00          189,146.80


Shares Purchased by Dickstein Focus Fund L.P

           Number of
           Shares       Price per                      Total
Date       Bought        share      Commission         Cost

6/5/95      2,500       7.1250       175.00           17,987.50
6/7/95      4,000       7.2420       265.00           29,233.40



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